TAX MATTERS AGREEMENT

by and among

WIZZARD SOFTWARE CORPORATION,

and

FUTURE HEALTHCARE OF AMERICA

DATED AS OF

June 22, 2012

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT (this “Agreement”) dated as of June 22, 2012, by and between Wizzard Software Corporation, a Colorado corporation (“WZE”) and Future Healthcare of America, a Wyoming corporation (“FHA”), (collectively, the “Parties”) is entered into in connection with the Split-Off, as per the Separation Agreement, between the same Parties, of the same date, to which this Agreement is attached.

W I T N E S S E T H:

WHEREAS, WZE, acting through its direct and indirect subsidiaries, currently conducts a number of businesses, including (i) the WZE Business, and (ii) the FHA Business;

WHEREAS, the Board of Directors of WZE has determined that it is appropriate, desirable and in the best interests of WZE and its stockholders to separate WZE into two separate, independent and publicly traded companies, (i) one comprising the FHA Business, which shall be owned and conducted, directly or indirectly, by FHA, and (ii) one comprising the WZE Business which shall continue to be owned and conducted, directly or indirectly, by WZE;

WHEREAS, in order to effect such separation, WZE will issue the stock of FHA as a dividend (the “Split-Off”).

WHEREAS, in contemplation of the Split-Off, pursuant to which the FHA will cease to be a subsidiary of WZE, the parent, the Parties have determined to enter into this Agreement, setting forth their agreement with respect to certain tax matters.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

Section 1. Definitions

 “After Tax Amount” means any additional amount necessary to reflect the hypothetical Tax consequences of the receipt or accrual of any payment required to be made under this Agreement (including payment of an additional amount or amounts hereunder and the effect of the deductions available for interest paid or accrued and for Taxes such as state and local Income Taxes), determined by using the highest applicable statutory corporate Income Tax rate (or rates, in the case of an item that affects more than one Tax) for the relevant taxable period (or portion thereof).

 “Agreement” shall have the meaning set forth in the preamble hereto.

“WZE” shall have the meaning set forth in the preamble hereto.

 “WZE Business” means all of the businesses and operations conducted by WZE, excluding the FHA Business at any time, whether prior to, or after the Split-Off Date.

 “Audit” means any audit, assessment of Taxes, other examination by any Taxing Authority, proceeding, or appeal of such a proceeding relating to Taxes, whether administrative or judicial, including proceedings relating to competent authority determinations.

“Carryback Period” shall have the meaning set forth in Section 3.05.

“FHA” shall have the meaning set forth in the preamble hereto.

 “FHA Assets” shall mean the assets of FHA after the Split-Off Date, as determined under the Separation Agreement by and among the Parties.

“FHA Business” means the business and operations conducted by FHA as such business and operations will continue after the Split-Off Date.

“FHA Business Records” shall have the meaning set forth in Section 9.02(b).

 “FHA Liabilities” shall mean the liabilities of FHA after the Split-Off Date, if any, as determined under the Separation Agreement by and among the Parties.

“FHA Separate Tax Amount” shall mean with respect to any Tax Return, the amount of Taxes attributable to a Post-Split-Off Period that FHA would have incurred if they had filed a consolidated return, combined return or a separate return, as the case may be, separate from the members of the WZE, for the relevant Tax period, and such amount shall be computed by WZE in a manner consistent with (i) general Tax accounting principles, (ii) the Code and the Treasury regulations promulgated thereunder, and (iii) past practice.

“FHA Sharing Percentage” means as of the close of business on the first trading day after the Split-Off Date, the percentage of FHA’s market capitalization as compared to the combined market capitalization of WZE and FHA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Return” means any Tax Return, other than with respect to United States federal Income Taxes, filed on a consolidated, combined (including nexus combination, worldwide combination, domestic combination, line of business combination or any other form of combination) or unitary basis wherein FHA or one or more subsidiaries join in the filing of such Tax Return (for any taxable period or portion thereof) with WZE.

“Consolidated Return” means any Tax Return with respect to United States federal Income Taxes filed on a consolidated basis wherein FHA joins in the filing of such Tax Return (for any taxable period or portion thereof) with WZE.

“Contribution” shall have the meaning set forth in the recitals hereto.

“Estimated Tax Installment Date” means, with respect to United States federal Income Taxes, the estimated Tax installment due dates prescribed in section 6655(c) of the Code and, in the case of any other Tax, means any other date on which an installment payment of an estimated amount of such Tax is required to be made.

“Filing Party” shall have the meaning set forth in Section 7.01.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, by or as a result of (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a final settlement with the IRS, a closing agreement or accepted offer in compromise under section 7121 or section 7122 of the Code, or a comparable agreement under the laws of other jurisdictions, which resolves the entire Tax liability for any taxable period; (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax; or (iv) any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Income Tax” means any federal, state, local or foreign Tax determined (in whole or in part) by reference to net income, net worth, gross receipts or capital, or any such Taxes imposed in lieu of such a Tax. For the avoidance of doubt, the term “Income Tax” includes any franchise Tax, net worth, gross receipts, capital or any such Taxes imposed in lieu of such a Tax.

 “Income Tax Return” means any Tax Return relating to any Income Tax.

“IRS” means the United States Internal Revenue Service or any successor thereto, including its agents, representatives, and attorneys.

“Non-Income Tax Return” means any Tax Return relating to any Tax other than an Income Tax.

“Officer’s Certificate” means a letter executed by an officer of WZE or FHA and provided to Tax Counsel as a condition for the completion of a Tax Opinion or Supplemental Tax Opinion.

“Owed Party” shall have the meaning set forth in Section 6.05.

“Owing Party” shall have the meaning set forth in Section 6.05.

“Parties” shall have the meaning set forth in the preamble hereto.

“Ruling” means any private letter ruling issued by the IRS in connection with the Split-Off in response to a request for such a private letter ruling filed by WZE.

“Ruling Documents” means (i) the request for a Ruling filed with the IRS, together with any supplemental filings or other materials subsequently submitted on behalf of WZE, and WZE’s shareholders to the IRS, the appendices and exhibits thereto, and any Ruling issued by the IRS to WZE in connection with the Split-Off and (ii) any similar filings submitted to, or rulings issued by, any other Taxing Authority in connection with the Split-Off.

“Separation Agreement” means the separation agreement by and between WZE and FHA.

“Sole Responsibility Item” means any Tax Item for which the non-Filing Party has the entire economic liability under this Agreement.

“Split-Off” shall have the meaning set forth in the recitals hereto.

“Split-Off Date” means the close of business on the date which the Split-Off is affected.

“Supplemental Tax Opinion” shall have the meaning set forth in Section 4.02(d).

“Tax Asset” means any Tax Item that has accrued for Tax purposes, but has not been realized during the taxable period in which it has accrued, and that could reduce a Tax in another taxable period, including a net operating loss, net capital loss, research and development tax credit, investment tax credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or any other Tax credit.

 “Tax Benefit” means a reduction in the Tax liability (or increase in refund or credit or any item of deduction or expense) of a taxpayer (or of the Affiliated Group, or similar group of entities as defined under corresponding provisions of the laws of any other jurisdiction, of which it is a member) for any taxable period. Except as otherwise provided in this Agreement, a Tax Benefit shall be deemed to have been realized or received from a Tax Item in a taxable period only if and to the extent that the Tax liability of the taxpayer (or of the Affiliated Group, or similar group of entities as defined under corresponding provisions of the laws of any other jurisdiction, of which it is a member) for such period, after taking into account the effect of the Tax Item on the Tax liability of such taxpayer (or similar group of entities as defined under corresponding provisions of the laws of any other jurisdiction, of which it is a member) in the current period and all prior periods, is less than it would have been had such Tax liability been determined without regard to such Tax Item.

“Tax Counsel” means a nationally recognized law firm selected by WZE to provide a Tax Opinion.

“Tax Detriment” means an increase in the Tax liability (or reduction in refund or credit or any item of deduction or expense) of a taxpayer (or similar group of entities as defined under corresponding provisions of the laws of any other jurisdiction, of which it is a member) for any taxable period. Except as otherwise provided in this Agreement, a Tax Detriment shall be deemed to have been realized or incurred from a Tax Item in a taxable period only if and to the extent that the Tax liability of the taxpayer (or similar group of entities as defined under corresponding provisions of the laws of any other jurisdiction, of which it is a member) for such period, after taking into account the effect of the Tax Item on the Tax liability of such taxpayer (or similar group of entities as defined under corresponding provisions of the laws of any other jurisdiction, of which it is a member) in the current period and all prior periods, is more than it would have been had such Tax liability been determined without regard to such Tax Item.

“Tax Item” means any item of income, gain, loss, deduction, expense or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Opinion” means an opinion issued by Tax Counsel as one of the conditions to completing the Split-Off addressing certain United States federal Income Tax consequences of the Split-Off under section 355 of the Code.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated Tax) required to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxes” means all federal, state, local or foreign taxes, charges, fees, duties, levies, imposts, rates or other assessments, including income, gross receipts, excise, property, sales, use, license, capital stock, transfer, franchise, payroll, withholding, social security, value added or other taxes, (including any interest, penalties or additions attributable thereto) and a “Tax” shall mean any one of such Taxes.

 “Taxing Authority” means any governmental authority or any subdivision, agency, commission or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

Section 2. Preparation and Filing of Tax Returns.

2.01. WZE’s Responsibility. Subject to the other applicable provisions of this Agreement, WZE shall have sole and exclusive responsibility for the preparation and filing of:

(a) all Consolidated Returns and all Combined Returns for any taxable period up to and including the Dividend Date;

(b) all Income Tax Returns (other than Consolidated Returns and Combined Returns) with respect to WZE and/or any WZE Subsidiary for any taxable period;

(c) all Non-Income Tax Returns with respect to WZE, or the WZE Business or any part thereof for any taxable period; and

(d) all Non-Income Tax Returns with respect to FHA, or the FHA Business or any part thereof, that are required to be filed (taking into account any extension of time which has been requested or received) on or prior to the Split-Off Date.

2.02. FHA’s Responsibility. FHA shall have sole and exclusive responsibility for the preparation and filing of:

(a) all Income Tax Returns (other than Consolidated Returns and Combined Returns) with respect to FHA for any taxable period that are required to be filed after the Split-Off Date; and

(b) all Non-Income Tax Returns with respect to FHA, or the FHA Business or any part thereof that is required to be filed (taking into account any extension of time which has been requested or received) after the Split-Off Date.

2.03. Agent. Subject to the other applicable provisions of this Agreement, FHA hereby irrevocably designates, and agrees to cause each FHA Subsidiary to so designate, WZE as its sole and exclusive agent and attorney-in-fact to take such action (including execution of documents) as WZE, in its sole discretion, may deem appropriate in any and all matters (including Audits) relating to any Tax Return described in Section 2.01, subject, however, to the joint control provisions and control by a non-Filing Party provisions in Section 7.

2.04. Manner of Tax Return Preparation.

(a) Unless otherwise required by a Taxing Authority, the Parties hereby agree to prepare and file all Tax Returns, and to take all other actions, in a manner consistent with (1) this Agreement, (2) any Tax Opinion, (3) any Supplemental Tax Opinion, and (4) any Ruling. All Tax Returns shall be filed on a timely basis (taking into account applicable extensions) by the Party responsible for filing such returns under this Agreement.

 (b) Subject to the other applicable provisions of this Agreement, WZE shall have the exclusive right, in its sole discretion, with respect to any Tax Return described in Section 2.01, to determine (1) the manner in which such Tax Return shall be prepared and filed, including the elections, method of accounting, positions, conventions and principles of taxation to be used and the manner in which any Tax Item shall be reported, (2) whether any extensions shall be requested, (3) the elections that will be made by WZE, and FHA on such Tax Return, (4) whether any amended Tax Returns shall be filed, (5) whether any claims for refund shall be made, (6) whether any refunds shall be paid by way of refund or credited against any liability for the related Tax, and (7) whether to retain outside firms to prepare and/or review such Tax Returns.

Section 3. Liability for Ordinary Course Taxes.

3.01. WZE’s Liability for Ordinary Course Taxes. Except as provided in Sections 4.01 and 4.03, WZE shall be liable for the following Taxes, and shall be entitled to receive and retain all refunds of:

(a) all Taxes attributable to WZE, in each case for any and all periods,

(b) all Taxes attributable to FHA, the FHA Business, in each case for any and all Pre-Split-Off Periods,

(c) all Taxes for which FHA may be liable by virtue of any agreement or arrangement with respect to Taxes (other than pursuant to this Agreement or any other agreements entered into in connection with the Split-Off) entered into on or prior to the Split-Off Date.

3.02. FHA’s Liability for Ordinary Course Taxes. Except as provided in Sections 4.01 and 4.03, FHA shall be liable for (i) all Taxes attributable to FHA Business for any and all Post-Split-Off Periods.

3.03. Straddle Periods. For purposes of Sections 3.01 and 3.02, in the case of any Straddle Period, (i) property taxes and exemptions, allowances or deductions that are calculated on an annualized basis shall be apportioned between the Pre-Split-Off Period and the Post-Split-Off Period on a daily pro-rata basis and (ii) all other Taxes shall be apportioned between the Pre-Split-Off Period and the Post-Split-Off Period on a closing of the books basis as of the close of business on the Split-Off Date.

3.04. Refunds. The amount or economic benefit of any refunds, credits or offsets of Taxes relating to (i) FHA, or the FHA Business for a Pre-Split-Off Period shall be for the account of WZE, (ii) FHA, or the FHA Business for a Post-Split-Off Period shall be for the account of FHA, and (iii) the WZE Business shall for the account of WZE.

3.05. Carryback. Notwithstanding Section 3.04, to the extent permitted by law, FHA shall elect to forego a carryback of any net operating losses, capital losses, credits or other Tax benefits to a taxable period, or portion thereof, ending on or before the Split-Off Date unless WZE otherwise elects, in its sole discretion, to allow such carryback.

3.06. Payment of Tax Liability. If one Party is liable or responsible for Taxes, under Sections 3.01 through 3.05, with respect to Tax Returns for which another party is responsible for preparing and/or filing, or with respect to Taxes that are paid by another Party, then the liable or responsible Party shall pay the Taxes (or a reimbursement of such Taxes) to the other Party pursuant to Section 6.05.

3.07. Computation. With respect to any Tax Return filed by WZE for which FHA is liable for Taxes under this Section 3, WZE shall provide FHA with a written calculation in reasonable detail (including copies of work sheets and other materials used in preparation thereof) setting forth the amount of any FHA Separate Tax Amount or estimated FHA Separate Tax Amount (for purposes of Section 6.01). FHA shall have the right to review and comment on such calculation. Any dispute with respect to such calculation shall be resolved pursuant to Section 9.03; provided, however, that, notwithstanding any dispute with respect to any such calculation, in no event shall any payment attributable to the amount of any FHA Separate Tax Amount or estimated FHA Separate Tax Amount be paid later than the date provided in Section 6.

Section 4. Exchange Taxes, Contribution Taxes and Deconsolidation.

4.01. Exchange Taxes.

(a) WZE’s Liability for Exchange Taxes. Notwithstanding Sections 3.01 through 3.03, WZE shall be jointly and severally liable for any Exchange Taxes attributable to, caused by, or resulting from, one or more of the following:

(i) any action or omission by WZE inconsistent with any material, information, covenant or representation related to WZE, or the WZE Business in an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents or Ruling (for the avoidance of doubt, disclosure of any action or fact that is inconsistent with any material, information, covenant or representation submitted to Tax Counsel, the IRS, or other Taxing Authority, as applicable, in connection with an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents or Ruling shall not relieve WZE of liability under this Agreement);

(ii) any acquisition of any stock or assets of WZE by one or more other persons (other than FHA) prior to or following the Split-Off; or

(iii) any issuance of stock by WZE, including any issuance pursuant to the exercise of employee stock options or other employment related arrangements or the exercise of warrants, or change in ownership of stock in FHA.

(b) FHA’s Liability for Exchange Taxes. Notwithstanding Sections 3.01 through 3.03, FHA shall be jointly and severally liable for any Exchange Taxes attributable to, caused by, or result from, one or more of the following:

(i) any action or omission by FHA after the Split-Off at any time, that is inconsistent with any material, information, covenant or representation related to FHA, or the FHA Business in an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents or Ruling (for the avoidance of doubt, disclosure by FHA to WZE of any action or fact that is inconsistent with any material, information, covenant or representation submitted to Tax Counsel, the IRS, or other Taxing Authority, as applicable, in connection with an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents or Ruling shall not relieve FHA of liability under this Agreement);

(ii) any acquisition of any stock or assets of FHA by one or more other persons (other than WZE) following the Split-Off; or

(iii) any issuance of stock by FHA after the Split-Off, including any issuance pursuant to the exercise of employee stock options or other employment related arrangements or the exercise of warrants, or change in ownership of stock in FHA after the Split-Off.

 (c) Joint Liability for Remaining Exchange Taxes. WZE shall be liable for the WZE Sharing Percentage and FHA shall be jointly and severally liable for the FHA Sharing Percentage of any Exchange Taxes (including costs related or attributable to such Exchange Taxes) not otherwise allocated by Sections 4.01(a) or (b) (e.g., because of a retroactive change in law).

(d) Representation. Each of WZE and FHA represents that, as of the date of this Agreement, neither it nor its Businesses know of any fact that may cause the Exchange to fail to qualify under section 355 or section 368(a)(1)(D) of the Code.

4.02. Continuing Covenants.

(a) In General. Each of WZE (for itself) and FHA (for itself) agrees (1) not to take any action reasonably expected to result in an increased Tax liability to the other, a reduction in a Tax Asset of the other or an increased liability to the other under this Agreement, and (2) to take any action reasonably requested by the other that would reasonably be expected to result in a Tax Benefit or avoid a Tax Detriment to the other, provided, in either such case, that the taking or refraining to take such action does not result in any additional cost not fully compensated for by the other Party or any other adverse effect to such Party. The Parties hereby acknowledge that the preceding sentence is not intended to limit, and therefore shall not apply to, the rights of the Parties with respect to matters otherwise covered by this Agreement.

(b) FHA Restrictions. FHA agrees that it will not knowingly take or fail to take, or permit, any action where such action or failure to act would be inconsistent with any material, information, covenant or representation that relates to facts or matters related to FHA or within the control of FHA and is contained in an Officer’s

Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents or Ruling (except where such material, information, covenant or representation was not previously disclosed to FHA) other than as permitted by this Section 4.02. For this purpose an action is considered inconsistent with a representation if the representation states that there is no plan or intention to take such action.

(c) WZE Restrictions. WZE agrees that it will not knowingly take or fail to take, or permit, any action where such action or failure to act would be inconsistent with any material, information, covenant or representation that relates to facts or matters related to WZE or within the control of WZE and is contained in an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents or Ruling other than as permitted by this Section 4.02. For this purpose an action is considered inconsistent with a representation if the representation states that there is no plan or intention to take such action.

4.03. Allocation of Tax Items. All Tax computations for (1) any Pre-Split-Off Periods ending on the Split-Off Date and (2) the immediately following taxable period of FHA, shall be made pursuant to the principles of section 1.1502-76(b) of the Treasury Regulations or of a corresponding provision under the laws of other jurisdictions, as reasonably determined by WZE, taking into account all reasonable suggestions made by FHA with respect thereto.

4.04. Allocation of Tax Assets. In connection with the Split-Off, each of WZE and FHA agrees that each shall prepare all Tax Returns in a manner consistent with the allocations as set forth herein, unless otherwise required by law.

Section 5. Indemnification.

5.01. In General. WZE shall jointly and severally indemnify FHA, and their respective directors, officers and employees, and hold them harmless from and against any and all Taxes for which WZE is liable under this Agreement and any loss, cost, damage or expense, including reasonable attorneys’ fees and costs, that is attributable to, or results from, the failure of WZE, or any director, officer or employee to make any payment required to be made under this Agreement. FHA jointly and severally indemnify WZE, and their respective directors, officers and employees, and hold them harmless from and against any and all Taxes for which FHA is liable under this Agreement and any loss, cost, damage or expense, including reasonable attorneys’ fees and costs, that is attributable to, or results from, the failure of FHA or any director, officer or employee to make any payment required to be made under this Agreement.

5.02. Inaccurate or Incomplete Information. WZE shall jointly and severally indemnify FHA, and its respective directors, officers and employees, and hold them harmless from and against any cost, fine, penalty or other expense of any kind attributable to the failure of WZE in supplying FHA with inaccurate or incomplete information, in connection with the preparation of any Tax Return. FHA jointly and severally indemnify WZE, and its respective directors, officers and employees, and hold them harmless from and against any cost, fine, penalty, or other expenses of any kind attributable to the failure of FHA in supplying WZE with inaccurate or incomplete information, in connection with the preparation of any Tax Return.

5.03. No Indemnification for Tax Items. Nothing in this Agreement shall be construed as a guarantee of the existence or amount of any loss, credit, carryforward, basis or other Tax Item, whether past, present or future, of WZE or FHA. In addition, for the avoidance of doubt, for purposes of determining any amount owed between the Parties hereto, all such determinations shall be made without regard to any financial accounting tax asset or liability or other financial accounting items.

Section 6. Payments.

6.01. Estimated Tax Payments. Not later than ten (10) business days after any Estimated Tax Installment Date with respect to a taxable period for which a Consolidated Return or a Combined Return that includes an FHA Separate Tax Amount may be filed, FHA shall pay to WZE on behalf of FHA an amount equal to the amount of any estimated FHA Separate Tax Amount.

6.02. True-Up Payments. Not later than ten (10) business days after filing a Tax Return, FHA shall pay to WZE, or WZE shall pay to FHA, as appropriate, an amount equal to the difference, if any, between the FHA Separate Tax Amount and the aggregate amount paid by FHA with respect to such period under Section 6.01.

6.03. Redetermination Amounts. In the event of a redetermination of any Tax Item reflected on any Consolidated Return or Combined Return (other than Tax Items relating to Exchange Taxes), as a result of a refund of Taxes paid, a Final Determination or any settlement or compromise with any Taxing Authority which in any such case would affect the FHA Separate Tax Amount, WZE shall prepare a revised pro forma Tax Return in accordance with Section 2.04(b) for the relevant taxable period reflecting the redetermination of such Tax Item as a result of such refund, Final Determination, settlement or compromise. FHA shall pay to WZE, or WZE shall pay to FHA, as appropriate, an amount equal to the difference, if any, between the FHA Separate Tax Amount reflected on such revised pro forma Tax Return and the FHA Separate Tax Amount for such period as originally computed pursuant to this Agreement.

6.04. Payments of Refunds and Credits. If one Party receives a refund or credit of any Tax to which the other Party is entitled pursuant to Section 3.04, the Party receiving such refund or credit shall pay to the other Party the amount of such refund or credit pursuant to Section 6.05.

6.05. Payments Under This Agreement. In the event that one Party (the “Owing Party”) is required to make a payment to another Party (the “Owed Party”) pursuant to this Agreement, then such payments shall be made according to this Section 6.05.

(a) In General. All payments shall be made to the Owed Party or to the appropriate Taxing Authority as specified by the Owed Party within the time prescribed for payment in this Agreement, or if no period is prescribed, within ten (10) days after delivery of written notice of payment owing together with a computation of the amounts due.

(b) Treatment of Payments. Unless otherwise required by any Final Determination, the Parties agree that any payments made by one Party to another Party pursuant to this Agreement (other than (i) payments for the FHA Separate Tax Amount for the Post-Split-Off Period, (ii) payments of After Tax Amounts pursuant to Section 6.05(d), and (iii) payments of interest pursuant to Section 6.05(e)) shall be treated for all Tax purposes as nontaxable payments (dividend distributions or capital contributions, as the case may be) made immediately prior to the Split-Off and, accordingly, as not includible in the taxable income of the recipient or as deductible by the payor.

(c) Prompt Performance. All actions required to be taken (including payments) by any Party under this Agreement shall be performed within the time prescribed for performance in this Agreement, or if no period is prescribed, such actions shall be performed promptly.

(d) After Tax Amounts. If pursuant to a Final Determination it is determined that the receipt or accrual of any payment made under this Agreement (other than payments of interest pursuant to Section 6.05(e)) is subject to any Tax, the Party making such payment shall be liable for (a) the After Tax Amount with respect to such payment and (b) interest at the rate described in Section 6.05(e) on the amount of such Tax from the date such Tax accrues through the date of payment of such After Tax Amount. A Party making a demand for a payment pursuant to this Agreement and for a payment of an After Tax Amount with respect to such payment shall separately specify and compute such After Tax Amount. However, a Party may choose not to specify an After Tax Amount in a demand for payment pursuant to this Agreement without thereby being deemed to have waived its right subsequently to demand an After Tax Amount with respect to such payment.

(e) Interest. Payments pursuant to this Agreement that are not made within the period prescribed in this Agreement (the “Payment Period”) shall bear interest for the period from and including the date immediately following the last date of the Payment Period through and including the date of payment at a per annum rate equal to the applicable rate under Section 6621 of the Code. Such interest will be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of three hundred sixty-five (365) days and the actual number of days for which due.

6.06. Cooperation and Exchange of Information.

(a) Cooperation. FHA and WZE shall each cooperate fully (and each shall cause its respective affiliates to cooperate fully) with all reasonable requests from another party for information and materials not otherwise available to the requesting party in connection with the preparation and filing of Tax Returns, claims for refund, and Audits concerning issues or other matters covered by this Agreement or in connection with the determination of a liability for Taxes or a right to a refund of Taxes. Such cooperation shall include:

(i) the retention until the expiration of the applicable statute of limitations, and the provision upon request, of copies of all Tax Returns, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to the Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities;

(ii) the execution of any document that may be necessary or reasonably helpful in connection with any Tax Proceeding, or the filing of a Tax Return or refund claim by WZE or FHA, including certification, to the best of a Party’s knowledge, of the accuracy and completeness of the information it has supplied; and

(iii) the use of the Party’s commercially reasonable efforts to obtain any documentation that may be necessary or reasonably helpful in connection with any of the foregoing. Each Party shall make its employees and facilities available on a reasonable and mutually convenient basis in connection with the foregoing matters.

 (b) Retention of Records. Any Party that is in possession of documentation of WZE or FHA relating to the FHA Business, including books, records, Tax Returns and all supporting schedules and information relating thereto (the “FHA Business Records”) shall retain such FHA Business Records for a period of seven (7) years following the Exchange Date. Thereafter, any Party wishing to dispose of FHA Business Records in its possession (after the expiration of the applicable statute of limitations), shall provide written notice to the other Party describing the documentation proposed to be destroyed or disposed of sixty (60) business days prior to taking such action. The other Party may arrange to take delivery of any or all of the documentation described in the notice at its expense during the succeeding sixty (60) day period.

Section 7. General Provisions

Section 7.01 Governing Law. This Agreement shall be governed by, and construed in accordance with; the laws of Colorado, without reference to choice of law principles, including matters of construction, validity and performance.

Section 7.02 Notices. All notices, requests, demands, waivers and communications required or permitted to be given under this Agreement shall be in writing (which shall include notice by telecopy or like transmission) and shall be deemed given (i) on the day delivered (or if that day is not a Business Day, on the first following Business Day) when (x) delivered personally against receipt or (y) sent by overnight courier, (ii) on the day when transmittal confirmation is received if sent by telecopy (or if that day is not a Business Day, on the first following Business Day) and (iii) on the third Business Day after mailed by certified or registered first-class mail to the parties at the parties’ business addresses (or to such other addresses as a party may have specified by notice given to the other parties hereto pursuant to this provision).

Section 7.03 Entire Agreement. This Agreement and the Separation Agreement, together with all schedules, appendices, certificates, instruments and agreements delivered pursuant hereto and thereto, contain the entire understanding of the parties hereto and thereto with respect to the subject matter contained herein and therein, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

Section 7.04 Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Articles”, “Sections”, or “Appendices” shall be deemed to be references to Articles or Sections hereof or Appendices hereto unless otherwise indicated.

Section 7.05 Counterparts. This Agreement may be executed in one or more counterparts, which may be delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 7.06 Parties in Interest; Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall inure to the benefit of and are binding upon FHA and WZE and their respective Subsidiaries, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies under or by reason of this Agreement.

Section 7.07 Severability; Enforcement. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

Section 7.08 Force Majeure. No party shall be deemed in default of this Agreement to the extent that any delay or failure in the performance of its obligations under this Agreement results from any cause beyond its reasonable control and without its fault or negligence, such as acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, power failures, communication failures including internet disruptions, equipment failures, labor problems or unavailability of parts. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

IN WITNESS WHEREOF, each of the parties has caused this Separation Agreement to be duly executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

WIZZARD SOFTWARE CORPORATION

By:	/s/ Christopher Spencer
Name:	Christopher Spencer
Title:	President and CEO

FUTURE HEALTHCARE OF AMERICA

By:	/s/ Christopher Spencer
Name:	Christopher Spencer
Title: President and CEO